Exhibit 99.2

To shareholders in the United States:

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Securities identification code:3085

(Date sent by postal mail) June 7, 2023

(Starting date of measures for electronic provision) June 1, 2023

To our shareholders:

4-3 Kanda-surugadai, Chiyoda-ku, Tokyo

ARCLAND SERVICE HOLDINGS CO., LTD.

Moritaka Sakamoto

Representative Director, President

NOTICE OF CONVOCATION OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

Notice is hereby given that the Extraordinary Meeting of Shareholders of ARCLAND SERVICE HOLDINGS CO., LTD. (the “Company”) will be held as described below.

Please review the Reference Documents for the General Meeting of Shareholders posted on the websites referenced below and follow the instructions provided in this Notice to exercise your voting rights by the end of the Company’s business hours at 5:30 p.m., Wednesday, June 21, 2023.

Meeting Details

1.    Date and time: Wednesday, June 22, 2023 at 10:00 a.m. (Reception desk opens at 9:30 a.m.)

2.    Venue: Cosmos Hall, 3F Toshi Center Hotel Tokyo, located at 4-1, Hirakawa-cho 2-chome, Chiyoda-ku, Tokyo, Japan

(Please refer to the map of the venue at the end of this document.)

3.    Purposes:

Matters to be resolved

Proposal No. 1 Matter regarding approval of share exchange agreement between the Company and Arclands Co., Ltd.

Proposal No. 2 Matter concerning changes to portions of the Articles of Incorporation

Please note that no gift will be provided for attendees at the meeting. We greatly appreciate your understanding.

4.	Measures for providing Reference Documents for the General Meeting of Shareholders, etc. in electronic format

When convening this General Meeting of Shareholders, the Company has taken measures for providing information that constitutes the content of Reference Documents for the General Meeting of Shareholders, etc. (matters for which measures for providing information in electronic format are to be taken) in electronic format, and posts this information on the websites described below.

[Company’s website:]

https://www.arclandservice.co.jp/ir/news/

[TSE website (Listed Company Search)]

https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show

(Access the TSE website by using the internet address shown above, enter “ARCLAND SERVICE HOLDINGS CO., LTD.” in “Issue name (company name)” or the Company’s securities code “3085” in “Code,” and click “Search.” Then, click “Basic information” and select “Documents for public inspection/PR information.” Under “Filed information available for public inspection,” click “Click here for access” under “Notice of General Shareholders Meeting/Informational Materials for a General Shareholders Meeting.”). However, after the delisting of the Company’s common stock (the “Company Shares”), please access the TSE website above and select “Click here for delisted companies”, enter “ARCLAND SERVICE HOLDINGS” in “Issue Name (Company Name)” or our securities code “3085” in “Code”, and then select “Basic Information” and “Documents for Public Inspection/PR Information” and then click “Notice of Convocation of General Meeting of Shareholders/Materials for General Meeting of Shareholders” under “Documents for Public Inspection”.)

End

• If you exercise your voting rights by proxy, you may designate one other shareholder holding voting rights of the Company to attend the meeting. Please note, however, that it is necessary to submit a document proving the authority of proxy.

• Attendees are kindly requested to present the voting form enclosed together with this Notice to the receptionist on the day of the meeting.

• Should there be a revision to the matters for electronic provision, a notice of the revisions describing each revision will be posted on the Company’s website and the TSE website detailed above.

• With respect to this General Meeting of Shareholders, the Company has uniformly sent a document stating the matters to be provided electronically to all shareholders, regardless of whether or not they have requested the delivery of the document. In accordance with laws and regulations and Article 15 of the Articles of Incorporation of the Company, the following matters related to Arclands Co., Ltd. are not provided in the section “ Matter regarding approval of share exchange agreement between the Company and Arclands Co., Ltd.” in the Reference Document for the General Meeting of Shareholders.

j the Articles of Incorporation

k Financial statements for the final fiscal year (commenced on March 1, 2022 and ended on February 28, 2023)

Information on the Exercise of Voting Rights

The right to vote at the General Meeting of Shareholders is an important right for all shareholders.

Please exercise your voting rights after reviewing the Reference Documents for the General Meeting of
Shareholders.

There are three ways to exercise your voting rights as follows:

Attend at Venue	Via the Internet	By postal mail

Please present the Voting Rights Exercise Form at the reception desk.	Please follow the instructions on the next page to enter your vote for or against the proposals.	Please indicate your vote for or against the proposals on the Voting Rights Exercise Form and return it to us.

Date and time	Exercise deadline	Exercise deadline

Thursday, June 22, 2023, 10:00 a.m. (Reception opens at 9:30 a.m.)	Complete input by Wednesday, June 21, 2023, 5:30 p.m.	Deliver by Wednesday, June 21, 2023, 5:30 p.m.

How to complete the Voting Rights Exercise Form

Please indicate your approval or disapproval for each proposal.

Proposals No. 1 and No. 2

•	Approval: ➢ Mark ○ in the box labelled “賛”

•	Disapproval: ➢ Mark ○ in the box labelled “否”

•

If you exercise your voting rights both via the Internet and in writing (by mail), the vote cast via the Internet will be treated as the valid exercise of voting rights. If you exercise your voting rights more than once via the Internet, the last vote will be treated as the valid exercise of your voting rights.

•	If you exercise your voting rights in writing (by mail) and do not indicate your approval or disapproval of a proposal on the voting form, we will treat it as if you indicated your approval.

Exercising Voting Rights via the Internet

How to scan “Smart Voting” QR code	How to enter the voting code and password

You can log in to the voting website without entering your voting code and password.	Voting website https://soukai.mizuho-tb.co.jp/

1 Please scan the QR code on the lower right corner of the voting form. *”QR Code” is a registered trademark of DENSO WAVE INCORPORATED.	1 Please access the website to exercise your voting rights. *Click “Next” to proceed to the next step.

2 Follow the instruction on the screen to enter your vote for or against each proposal.

You can exercise your voting rights only once via “Smart voting”. If you wish to change your vote after exercising your voting rights, please access the PC site, enter the “Voting Rights Exercise Code” and “Password” indicated on the Voting Rights Exercise Form, log in, and exercise your voting rights again. If you rescan the QR code, you will be redirected to the PC site.

If you have any questions about exercising your voting rights via the Internet, such as how to use a PC, smartphone, or mobile phone to vote, please call the help desk below.

2 Please enter the “Voting Right Exercise Code” indicated on the Voting Rights Exercise Form.

3 Please enter the “Password” indicated on the Voting Rights Exercise Form.

Enter the password

Please set a new password that you will actually use.

Click “Register.

4 Follow the guidance on the screen to indicate your vote for or against each proposal.

Internet Help Dial 0120-768-524 Stock Transfer Agency Department, Mizuho Trust & Banking Co., Ltd. (Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays))

Reference Document for General Meeting of Shareholders

Proposed resolutions and reference matters

First proposed resolution – Matter regarding approval of share exchange agreement between the Company and Arclands Co., Ltd.

The Company and Arclands Co., Ltd. (hereinafter referred to as “Arclands”, Arclands and the Company are hereinafter collectively referred to as “both companies” or “the two companies”) resolved at their respective Board of Directors’ meetings held on April 14, 2023 to implement a share exchange (hereinafter referred to as the “Share Exchange”), whereby Arclands will become the wholly owning parent company after the share exchange and the Company will become the wholly owned subsidiary after the share exchange, and the two companies executed a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) on April 14, 2023.

Thereby, we ask that you approve the Share Exchange Agreement.

The Share Exchange is planned to be carried out with an effective date of September 1, 2023 after approval of the Share Exchange Agreement by the resolutions of the general meetings of shareholders of the Company and Arclands.

In addition, prior to the effective date of the Share Exchange (September 1, 2023), it is planned that common shares of the Company will be delisted from the Prime Market of Tokyo Stock Exchange, Inc. Ltd. (hereinafter referred to as the “Tokyo Stock Exchange”) (the final trading date will be August 29, 2023).

Purpose of the Share Exchange, details of the Share Exchange Agreement and other matters related to the proposed resolution are as follows.

1.	Purpose of the Share Exchange

Arclands was established in July 1970 as a wholesaler of metal tools with a focus on cutting tools. After opening its first home improvement store in 1978, Arclands has continued to grow steadily with Musashi, a large home improvement store that boasts an overwhelming selection of products, at the core of its business. In October 2020, Arclands converted LIXIL VIVA CORPORATION (after becoming a wholly owned subsidiary of Arclands, the company name was changed to VIVA HOME CORPORATION; hereinafter referred to as “VIVA HOME”) to a wholly owned subsidiary, and in September 2022, Arclands merged with Viva Home for the purpose of speedy and even greater synergy creation, and changed its trade name from “Arcland Sakamoto Co., Ltd.” to “Arclands, Co. Ltd.” with the wish to get a new start as a single team. As of April 14, 2023, Arclands has 13 subsidiaries and 5 affiliates (of which 4 are equity method affiliates), and the Arclands Group (meaning the company group that has Arclands as its core company; the same applies hereinafter) as a whole is engaged in the retail business selling housing-related products, household goods, food products, etc. to ordinary consumers and professionals (businesses), the wholesale business selling primarily DIY-related products nationwide and to the Arclands Group’s home improvement stores, and the restaurant business operating restaurants such as “Katsuya”, a tonkatsu specialty restaurant, and the real estate business leasing and managing real estate as part of store development.

The Arclands Group’s management philosophy is “developing human resources is the essence of building a company – sharing dreams and happiness with everyone involved,” and it strive to be able to select products with quality as the top priority and provide them to its customers at the lowest price possible. In particular, in the retail division, the top priority is to create stores that win customers’ overwhelming support through a product lineup that makes the most of store size and regional characteristics, while working to create stores that customers will be excited about based on the philosophy that the defining characteristic of a store is being fun.

On the other hand, as of April 14, 2023, the Company consists of 10 subsidiaries and 4 affiliates (of which 3 are equity method affiliates) (together with the Company, hereinafter referred to as the “Company Group”), and its primary business is operating restaurants, particularly the tonkatsu specialty restaurant “Katsuya,” and managing the Franchise Chain Division. the Company’s origins lie in Arclands’ restaurant business division (hereinafter referred to as the “Restaurant Business Division,” which the parent company Arclands established in April 1986 as a result of its belief in the expansion of the restaurant market based on its reading of the growth of the restaurant market since 1975 and the trends of the times. At the time, retail business was rapidly expanding with the expansion of the sphere of daily activity resulting from the progress of motorization and the boom in roadside business. The home improvement store business, which was one type of retail business that Arclands operated, was entering an era in which opening a new store was all that was needed to increase profits. While riding the wave of the times and steadily increasing sales in the home improvement store business, Arclands took notice of the availability of parking lots at the home improvement stores and the restaurant business sharing the property of being a roadside business, and entered the restaurant business by establishing the Restaurant Business Division. In particular, the family restaurant business, which was Arclands’ first foray into the restaurant business division, was a highly profitable business format and representative of the restaurant business at the time.

Subsequently, until the 2010s, the culture of eating out became considerably widespread in society, and the Food Service Division was able to steadily build up its strength by accumulating experience in the restaurant business by continuing to open new stores as a franchisee in the “CASA” family restaurant business and “Doutor Coffee Shop” cafe business. As the sales in the restaurant division grew in size, so did the scale of the organization, so in March 1993, Arclands established the Company in Sanjo, Niigata, and transferred the operations of Arclands’ restaurant division to it, spinning off the restaurant division from Arclands, and from that time, the Company commenced its restaurant business as a wholly owned subsidiary of Arclands.

Since its establishment, the Company Group has been striving to deliver new value to as many customers as possible through food, from daily meals to special occasions, based on its corporate philosophies of “perpetual prosperity,” “emphasizing results,” “the cream of the crop,” and “attempting to make what we think is impossible possible.” the Company built a solid business foundation by opening its first store for its current core business, the “Katsuya” pork cutlet restaurant, in Sagamihara, Kanagawa in August 1998, and then commencing expansion into the “Katsuya” franchise business in July 1999. The Company continued to steadily expanding its business after that, but there were some issues, such as the fact that directly managed stores remained limited to Niigata, Hokuriku, and the greater Tokyo area. In August 2007, the Company Shares were listed on the JASDAQ stock exchange in order to further expand its scale, differentiate itself from competitors, create self-sustaining growth, and improve its name recognition. the Company has continued to achieve steady growth since then, and in conjunction with its increase in scale, it changed its listed market to the First Section of the Tokyo Stock Exchange in June 2014, and it is currently listed on the Prime Market of the Tokyo Stock Exchange.

The Company Group currently operates 15 restaurants brands, and as of the end of December 2022, it has expanded its business to 676 domestic restaurants and 89 restaurants overseas, for a total of 765 restaurants, and it has achieved expansion of its scale through its goals from when it became publicly traded of differentiating itself from competitors, creating self-sustaining growth, and improving its name recognition In particular, in order to further expand its core “Katsuya” business, the Company Group will focus on maintaining and improving QSCA (Quality, Service, Cleanliness, and Atmosphere) at its restaurants, improving existing products, and expanding its business categories, while also actively developing new business categories. In addition, the Company Group is aggressively developing new business categories to expand the scale of its business beyond “Katsuya.”

With regard to the business environment for both companies in recent years, the home improvement store market in which Arclands operates entered a mature phase starting in 2000, and market growth has remained flat, while the number of home improvement stores continues to increase, competition among stores has further intensified, and growth in sales through new store openings has been difficult. In addition, the industry as a whole is experiencing a trend of declining in sales per floor area and faces a situation where it is difficult for to grow sales through existing stores. Furthermore, home improvement stores are prone to price competition because it is not easy to differentiate products, and in recent years, other types of retailers such as big box stores (superstores), drugstores, discount stores, 100-yen stores, and discount interior and furniture specialty stores have been gaining strength. The competitive environment surrounding the industry has continued to intensify: in particular, in recent years, these types of businesses have converted to malls and started providing food, clothing, and housing services, including food service business, and the emergence of e-commerce sites such as Amazon is also a threat to the home improvement store industry. It has become more difficult for both companies to continue to achieve continued growth, and in the home improvement store industry, consolidation and reorganization are underway. In relation thereof, Arclands also made VIVA HOME a wholly owned subsidiary in October 2020, as stated above, in order to create speedy and even greater synergies. While Arclands’ home improvement store business has now reached a certain level of “expansion of scale” through the merger and integration with VIVA HOME, it is at a stage where it should improve profitability through “qualitative improvement” by increasing efficiency and productivity through the creation of synergies with VIVA HOME going forward.

On the other hand, in the restaurant industry to which the Company belongs, there are signs of a recovery from the spread of COVID and a transition to the so-called “with COVID” and “post-COVID” environment, but the business environment remains extremely difficult with rising labor costs resulting from factors such as a shortage of workers, soaring procurement prices caused by global price increases, and prolonged tension in Ukraine. Furthermore, major changes are occurring in food consumption behavior, such as increasing demand for delivery and take-out, and there is a strong need to quickly implement effective measures in response to these changes. In particular, the speed of change in food consumption behavior is notable, and the environment is rapidly changing as a result of trends in fashion, impressions toward food ingredients, and economic and cultural backgrounds. Amid these circumstances, the Company’s foods business has adroitly responded to changes in the business environment, with takeout sales, including delivery, now accounting for approximately half of total sales at both “Katsuya” and “Karayama.” Although the Company’s foods business maintains stable profitability under these conditions, the increased labor costs attributable to labor shortages, global inflation and increasing costs due to the conflict in Ukraine contribute to an extremely difficult business environment where, in order to increase enterprise value, internal growth through new store openings will need to be accelerated and “expansion of scale” will need to be achieved through mergers and acquisitions and non-recurring growth (the Company’s core category, “Katsuya” (domestic), accounted for 59.3% of the Company Group’s net sales in the previous fiscal year, and the dependence of its performance on the “Katsuya” (domestic) business has increased) and discover and build a portfolio of new business categories. However, although the Company recognizes that the retention rate of workers is its greatest challenge, finding an effective solution continues to be difficult, and it has been difficult for the Company alone to achieve an “expansion of scale” and discover and build a portfolio of new business categories.

As stated above, as both companies have achieved the growth envisioned at the time of the spin-off, the business environment surrounding both companies and consumer’s lifestyles and values are fundamentally changing. In order for both companies to always be the companies that customers choose, regardless of the era, and in order to achieve further medium/long-term growth, we believe that both companies have reached a turning point where both companies must build a solution that enables them to accurately ascertain each of their challenges and be able to respond flexibly and swiftly. Amid these circumstances, in order for both companies to further enhance their corporate value, they should not pursue growth independently as separate and independent listed companies, but rather position the home improvement store business, which is the core business of Arclands, and the restaurant business, which is the core business of the Company, as the two pillars of the Arclands Group’s overall corporate value enhancement, and we believe that it is important for both companies to work together to strategically manage the group from the perspective of increasing the corporate value of the Arclands Group as a whole by positioning the home improvement store business as the core business of Arclands and the restaurant business as the core business of the Company, which can be achieved by combining and engaging in strategic group management and utilizing management resources of both companies.

Therefore, we believe that forming a complete parent-subsidiary relationship, not limited to transactions and cooperation between the parent company and consolidated subsidiary based on the assumption that both companies are single and independent listed companies and further cultivating and developing the “housing and food” related business and building a relationship between the two companies that will allow us to provide comprehensive services that are closer to the lives of consumers by operating the two companies in a fully integrated manner are necessary to further grow the corporate value of the entire Arclands Group. Arclands has been considering making the Company a wholly owned subsidiary from around September 2021, and has also held discussions with the Company. However, at that time, the two companies did not come to a common understanding of the future vision of organically strengthening and growing the home center business and the restaurant business through the management of the two companies as a complete unit. Therefore, the discussion and consideration were terminated around February 2022. However, as the business environment continues as described above, with the movement toward normalization from the spread of the novel coronavirus infection, in the home center business in Arclands, the demand for preventing the spread of infection and the demand for stay-at-home products due to people refraining from going out have diminished, and we felt that maximizing the corporate value of the entire Arclands Group through Arclands’ growth alone was neither efficient nor the best method. As a result, Arclands came to have a clearer future vision of maximizing the corporate value of the entire Arclands Group by organically linking the home center business in Arclands and the restaurant business in the Company while growing both businesses. Arclands has been aiming for strategic group management by uniting both companies from the perspective of improving the corporate value of the entire Arclands group. However, both companies are listed companies independent of each other, and each of them has a responsibility to manage their businesses with the highest priority on improving their own corporate value. Therefore, we felt that it was structurally difficult for the group to give top priority to realizing the future vision of maximizing the corporate value of the entire Arclands group if we maintain the status of parent-subsidiary listing, which has inherent risks of structural conflicts of interest, and we became even more acutely aware of the need for the two companies to operate in a completely unified manner. In addition to this, in light of the fact that public opinion on parent-subsidiary listings described below is becoming more critical as the years pass, Arclands has decided to start considering making the Company a wholly owned subsidiary again from around September 2022.

Arclands has positioned the period until FY 2024 as a period for pursuing group synergies in its “Medium-Term Management Plan – LIFE (FY 2021 – FY 2024)” released in March 2021 and is endeavoring to create synergies within the entire Arclands Group with “sales growth,” “improvement of gross profit margin,” and “reduction of SG&A expenses” as its three basic strategies. Making the Company a wholly owned subsidiary is expected to produce effects including “sales growth” by expanding the customer base and energizing M&A, and “reduction of SG&A expenses” by joint procurement of packaging materials.

At the same time, in recent years, there have been increasing negative comments about the risk of structural conflicts of interest with respect to the governance of publicly traded subsidiaries and moves to strengthen measures to respond to these conflicts, including the “Practical Guidelines for Group Governance Systems” dated June 28, 2019 formulated by the Ministry of Economy, Trade and Industry, and the June 11, 2021 re-revision of the Corporate Governance Code, etc. also require various measures for transparency and fairness in governance of publicly traded subsidiaries. In this way, we recognize that there has been a trend in the capital markets for group companies to be strongly required to improve the capital efficiency of the group as a whole in recent years. Moreover, in addition to this environment surrounding parent company/subsidiary listings, the reorganization of the Tokyo Stock Exchange’s markets has led to requirements for further strengthening of governance in the Prime Market, and there are also increased financial and administrative burdens to respond to these requirements. In response to these trends, Arclands has also carefully reviewed the design of group governance and the handling of the Company Shares from the standpoint of the group’s overall medium and long-term business portfolio strategy, enhancement of corporate value and governance structure, and improvement of capital efficiency.

As a result of this review, Arclands believes that in order to maximize the strengths of the Arclands Group, including the Company Group, and to maximize the improvement in the corporate value of the Arclands Group as a whole, it would be best for Arclands and the Company to execute the Share Exchange and thereby join together as a group to strengthen and expand their customer bases, develop new business categories, and implement flexible and agile management strategies rather than maintaining their independence as listed companies, and that the execution of the Share Exchange is the best option for both Arclands and the Company, and on December 13, 2022, Arclands made a proposal for the Share Exchange to the Company.

In response to the proposal from its parent company and controlling shareholder, Arclands, the Company decided to initiate a detailed review of a transaction to make the Company a wholly owned subsidiary of Arclands, including the Share Exchange (hereinafter referred to as the “Transaction”). Upon commencing a detailed review of the Transaction, and prior to deliberating and passing a resolution on the merits of the Transaction at the Company’s Board of Directors, the Company ensured that the Company’s decisions regarding the Transaction are made with due care, and in addition, eliminated the possibility of arbitrariness and conflicts of interest in the decision-making process of the Board of Directors of the Company and ensured the fairness of the process, and additionally, in order to obtain an opinion as to whether the decision by the Board of Directors of the Company to enter into the Transaction (if a tender offer is made as part of the content of the Transaction, including the Company expressing a specific opinion on such tender offer) is disadvantageous to the minority shareholders of the Company, the Company established a Special Committee on January 10, 2023 consisting of committee members who have no interest in Arclands, the controlling shareholder (hereinafter referred to as the “Special Committee”; the details are as stated in 3.(3) “Measures to ensure fairness (including measures to avoid conflicts of interest)” below), and in combination with this, Arclands and the Company established a system for a detailed review, including the engagement of outside experts.

As a result of the review and discussion by the Companies, both companies recognize that the structural conflicts of interest between the minority shareholders of Arclands and the Company will be resolved when the Company becomes a wholly owned subsidiary of Arclands through this Share Exchange, it will become possible to solve the challenges discussed above and to more quickly benefit from advantages such as the establishment of a system that enables flexible and prompt implementation of management measures necessary to strengthen the competitiveness of the Arclands Group, including the Company, over the medium to long term, the business benefits of mutual utilization of management resources, and the increased management efficiency that will result from eliminating the parent company/subsidiary listing, and the Share Exchange will contribute to the long-term enhancement of the corporate value of both companies. Additionally, through repeated discussions between the two companies regarding the future vision of organically strengthening and growing the home improvement store and restaurant businesses through integrated management of the two companies, the two companies have reached a common understanding that they should not only pursue individual growth on the premise that they are separate and independent listed companies, but also that they should pursue “group optimization” that will maximize the corporate value of the Arclands Group, including the Company, as a whole. We also performed a review of the disadvantages expected to result from delisting, but we have come to the conclusion that shareholders of the Company will enjoy more advantages from becoming a wholly owned subsidiary of Arclands than the resulting disadvantages, since after the Share Exchange, the Company will continue to benefit from being associated with Arclands Group’s reputation and creditworthiness, including the expected ability to raise funds by Arclands as a wholly owned subsidiary of Arclands, it will be possible to provide the shareholders of the Company with the value and benefits that could result from the Share Exchange by delivering them with Arclands shares, which are the consideration for the Share Exchange, and it is believed that the Share Exchange will be beneficial not only to Arclands but also to the shareholders of the Company.

As a result of the above, the two companies have decided to execute the Share Exchange by resolutions of their respective Boards of Directors dated April 14, 2023.

After the implementation of the Share Exchange, instead of pursuing only individual growth on the assumption that Arclands and the Company are independent listed companies, as in the past, the two companies will join together and seek to work in concert to achieve further growth and dramatically increase value. We will shift to a “group perspective” that also seeks to enhance the corporate value of the entire Arclands Group, manage the Arclands Group with a growth strategy that is “group-optimal” by increasing the corporate value of the Arclands Group as a whole to the greatest extent possible, and resolve the various problems that arise in the respective business environments, while working to reduce business costs and secure and conserve human resources. Specifically, we are considering implementing the following measures to enhance our value as a group.

1.	Promote opening of new stores by the Company by strengthening cooperation within the Arclands Group

As of April 2023, Arclands operates Musashi home improvement stores in 11 prefectures, mainly in the Tohoku, Koshinetsu and Hokuriku regions, and VIVA HOME stores in 22 prefectures in the Hokkaido, Kanto, Koshin, Chubu, Kansai and Kyushu regions, for a total of 144 stores. Since becoming publicly traded, the Company has independently expanded its business scale by increasing the number of stores based on a strong orientation toward independence, but after “Katsuya” had expanded into major metropolitan areas, the Company is now shifting its strategy to target smaller markets for new store openings from 2023 that have a population of approximately 60,000 people rather than 100,000. By making the Company a wholly owned subsidiary of Arclands through the Share Exchange, it will become easier to utilize the Arclands Group’s extensive network of locations, and it will also be possible to more flexibly and proactively develop stores operated by the Company within the Arclands Group’s stores, primarily the Arclands Group’s home improvement stores, and their premises. Through this, we believe that it will be possible to improve the name recognition and profitability of “Katsuya” and other the Company restaurants and strengthen their ability to attract customers, as well as to provide customers with one-stop “living and eating.”

In addition, we will further promote new store openings by providing not only stores, primarily the Arclands Group’s home improvement stores, and their premises, but also Arclands Group’s various resources to secure store properties and information.

2.	Development of new business categories and expansion of business scale through information sharing and cooperation on M&A

Arclands has been pursuing M&A as part of its growth strategy until now, as exemplified by the acquisition of VIVA HOME in October 2020 and the subsequent merger. Meanwhile, the Company has been actively developing new business categories following its core business category “Katsuya,”, which it has increasingly depended on, and as part of this, it has acquired shares in Cosmic Dining Corporation, as described in (3) “Expansion of the scale of the frozen foods business” below, as well as in Meal Works Co., Ltd. (Head office: 14F, Shinochanomizu Building, 4-3 Kanda-Surugadai, Chiyoda-ku, Tokyo), which manages restaurants including the “Mango Tree” Thai restaurant and the “Dancing Club” seafood restaurant, and performs consulting.

As the two companies continue to pursue M&A going forward, we believe that the combination of the Company’s knowledge from M&A so far with Arclands’ knowledge from the VIVA HOME acquisition and subsequent PMI (Post Merger Integration) will make it possible to more efficiently perform the series of processes from the initial review stage at the time of M&A execution to the pursuit of post-integration growth strategies, enabling both companies to build up a track record and results from M&A as a growth strategies.

Going forward, we plan to proactively consider and implement the optimal M&A for the group at each time, taking into account the “group perspective” as the Arclands Group, rather than the individual strategies of each company as in the past.

3.	Expansion of the scale of the frozen foods business

The Company has acquired Cosmic Dining Corporation (currently Cosmic SY Corporation due to a trade name change; head office: 653 Kamiizumi-cho, Maebashi, Gunma), which manufactures and sells frozen foods such as tonkatsu, menchikatsu, and Salisbury steaks for supermarkets and restaurants through M&A and converted it to a wholly owned subsidiary, and its business has been growing steadily due to the increase in demand for home-cooked meals in recent years in response to macroeconomic trends relating to lifestyle changes, such as a decrease in time spent on housework resulting from the increase in dual-income households, and we believe this trend will continue in this future.

In this kind of situation, since Arclands is also engaged in food product, etc. retail business, we believe that further expansion of sales channels for the Company can be expected by displaying frozen food products handled by the Company at stores operated by Arclands, which can potentially expand the Company’s sales routes. In addition, while there are restrictions related to related-company transactions when both companies are listed, the Share Exchange will create a group company relationship whereby Arclands will be able to engage in selling frozen food products handled by the Company through Arclands Online, an e-commerce site operated by Arclands. In light of these factors, we believe that expanding the scale of the frozen foods business at the Company, including capital investment in the Company’s frozen foods business and acquisition of companies related to this business through M&A, will contribute to enhancing the corporate value of the Arclands Group as a whole.

4.	Reduction of business costs through use of PBs and joint procurement of packaging materials and construction materials for the Company

Amid the sharp rise in raw material prices in recent years, with store renovation and repair costs been increasing at the Company, it is believed that by utilizing ARCLANDS Group’s wholesale functions, it will be possible to reduce the procurement costs of materials for store renovation and repair. In addition to the above, we believe it is possible to reduce packaging costs, which have been increasing in recent years due to increased demand for takeout, including delivery, to a certain degree by developing packaging material PBs for the Company by utilizing Arclands’ product development know-how and joint procurement with Arclands.

In the future, we would also like to jointly study and explore the feasibility of renovating the Company’s stores interiors and handling store improvements and repair internally through the renovation business affiliated with the Arclands Group.

5.	Personnel exchange between the Company and the Arclands Group

In order to provide work opportunities that suit each employee’s stage of life, the Company is striving to create an environment where employees can work actively for a longer time. One of Arclands Group’s principles is to “Create an ideal environment by considering the life of our customers, the life of society, and the life of our staff” as one of its principles, and Arclands Group also strives to provide an optimal working environment for its employees.

We believe that as a result of the Company becoming a wholly owned subsidiary of Arclands in the Share Exchange, it will be possible for both companies, which are seeking to improve the working environment for their employees, to provide their employees with a wider range of career choices, without being limited to restaurant and home improvement store businesses.

In addition, as noted in (2) “Development of new business categories and expansion of business scale through information sharing and cooperation on M&A” above, we believe that continuing to perform M&A in the future will allow employees to choose how they work from a variety of business types and operations.

We believe that, through their interactions with the personnel at Arclands Group who specialize in operations and organizational improvement, the Company will be able to implement organizational improvements to address the retention of workers. We also believe that a two-way exchange of personnel will enable both companies to share their proprietary knowledge and management know-how, thereby accelerating the growth of the group as a whole and enhancing the value of the Arclands Group.

6.	Share customer information between the two companies

We believe that the Company and the Arclands Group can appropriately share their extensive customer-related data with each other in accordance with laws and regulations, and that by analyzing this customer-related data and utilizing it in the formulation of management strategies, sales promotion activities, etc., both companies’ groups can work together to expand their customer bases. In particular, the Company has limited opportunities to acquire customer information because it currently does not have a membership app. We expect the Company will be able to expand its customer base and improve customer sales by incorporating Arclands Group’s knowhow in respect of attracting new customers, retaining existing customers, proposing new products to existing customers, acquiring customer data and analyzing such data. In addition, we believe it will be possible to provide common services that only a wholly owned parent/subsidiary group can provide, such as introducing a membership system and loyalty point service common to all of the stores and brands affiliated with Arclands and the Company, and will continue to explore the feasibility of these services.

7.	Strengthen group management functions and reduce management costs by improving the efficiency of indirect departments

We believe that it will be possible to strengthen group management administration functions and reduce management costs by reviewing the indirect divisions of both companies and optimizing them, including consolidation if necessary. Specifically, we believe that it is possible to strengthen group business management functions and reduce management costs through integrated management of administrative departments such as legal affairs, IR, and recruitment. In addition, we believe that it is possible to utilize the resources and know-how of the Arclands Group to promote DX support such as digitization of various normal operations, which is not currently considered to be sufficiently implemented by the Company alone.

At present, the Company is still a subsidiary of Arclands, so even if Arclands and the Company do not execute the Share Exchange, we believe that it will still be possible to produce the above effects to a certain extent, but given that the Company is publicly traded and has minority shareholders, the capital structure of Arclands, the parent company, and the minority shareholders of the Company could have a conflict of interest, there is a capital structure where there could be conflicts of interest between the parent company, Arclands, and the minority shareholders of the Company, so careful consideration is required of each measure to ensure that there is no risk of harming the interests of the Company’s minority shareholders, and in some cases, we believe it would be expected that as a result of it being impossible to deny the possibility of harming the interests of the Company’s minority shareholders, it will be impossible to promptly implement measures that would originally have been meaningful for improving the corporate value of both companies. Furthermore, due to the presence of minority shareholders in the Company, if Arclands provides any information or resources to the Company, this would create a situation for Arclands in which a portion of the profits from the utilization of these information and resources would be made available to the minority shareholders of the Company, so as a result, Arclands, as a listed company, may hesitate to provide information and resources to the Company, and this may therefore not be done adequately. Given the above, in order for the two companies to fully realize the effects of reviewing and implementing the group’s growth strategy in a unified manner while maintaining the “group perspective” described above, we believe it is necessary to form a wholly owned parent company/subsidiary relationship between the two companies and to prevent any conflict of interest between the parent company, Arclands, and the minority shareholders of the Company.

Although a scheme to make the Company a wholly owned subsidiary using a tender offer with cash as consideration would also be possible, Arclands and the Company determined that choosing a share exchange scheme is desirable because they expected that delivering common shares of Arclands (hereinafter referred to as “Arclands Shares”) to the Company’s shareholders as consideration for the Share Exchange will provide these shareholders with opportunities to enjoy, through holding shares of Arclands Shares, the effects expected to be produced by the various measures planned to be implemented after the Share Exchange after the interests of Arclands and the Company are aligned and business development and revenue increases to the Arclands Group as a whole, including the Company Group, that will result from achievement of these effects, and resulting increases in the share price and dividends for Arclands Shares, as well as that the high liquidity of Arclands Shares will allow the Company shareholders to cash in these shares at any time by trading on the market.

Based on these points, after a comprehensive review, Arclands and the Company shared the understanding that the Company becoming a wholly owned subsidiary of Arclands through the Share Exchange would contribute to improving the corporate value of both Arclands and the Company, and moreover, the corporate value of the Arclands Group as a whole, including the Company Group, and would be beneficial to the shareholders of both Arclands and the Company. After reviewing and discussing the various terms and condition, including the Share Exchange Ratio, both companies reached an agreement, and on April 14, 2023, the Boards of Directors of both companies resolved to implement the Share Exchange for the purpose of making Arclands a wholly owned subsidiary of the Company, and executed the Share Exchange Agreement.

2.	Overview of details of the Share Exchange Agreement

Details of the Share Exchange Agreement are as follows.

Share Exchange Agreement (copy)

        Arclands Co., Ltd. (hereinafter referred to as “Arclands”) and Arcland Service Holding Co., Ltd. (hereinafter referred to as “Arcland SHD” execute a Share Exchange Agreement (hereinafter referred to as “the Agreement”) as follows on April 14, 2023
(hereinafter referred to as “Date of Agreement”).

Article 1. (Method of Share Exchange)

        Pursuant to the Agreement, Arclands and Arcland SHD implement a share exchange (hereinafter referred to as the “Share
Exchange”), whereby Arclands will become the wholly owning parent company after the share exchange and Arcland SHD will become a wholly owned subsidiary after the share exchange.

Article 2 (Trade names and Addresses)

        Trade names and addresses of Arclands and Arcland SHD are as follows.

  (1) Arclands: Wholly owning parent company after the share exchange

        (Trade name) Arclands Co., Ltd.
        (Address) 445 Kamisugoro, Sanjo-shi, Niigata Prefecture

  (2) Arcland SHD: Wholly owned subsidiary after the share exchange

        (Trade name) Arcland Service Holdings Co., Ltd.
        (Address) 14F Shinochanomizu Building, 4-3 Kanda-Surugadai, Chiyoda-ku, Tokyo

Article 3. (Matters on Monies, etc. to be delivered as a result of the Share Exchange and their allocation)

1.  In the Share Exchange, Arclands will deliver the number of shares of Arclands equals to 1.87 times the number of Arcland SHD
Shares held to the shareholders of Arcland SHD (hereinafter referred to as the “Allocated Shareholders”; excluding, however,
Arclands) as of the point in time immediately before the Share Exchange becomes effective (hereinafter referred to as the
“Record Time”), .

2.  In the Share Exchange, Arclands will allocate the shares to the Allocated Shareholders in the ratio of 1.87 Arclands shares for each Arcland SHD share held.

3.  In cases where, in accordance with the preceding two paragraphs, there are Allocated Shareholders who are allocated fractions of less than one share of Arclands’s stock, they will be treated pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 4. (Amount of Arclands’s Capital Stock and Reserve)

The amount of increase in the capital stock and reserve of Arclands in conjunction with the Share Exchange will be appropriately defined by Arclands as stipulated in Article 39 of the Corporate Accounting Rules.

Article 5. (Effective Date)

The date on which the Share Exchange will take effect (the “Effective Date”) will be September 1, 2023; provided, however, that on the basis of the progress of the procedures for the Share Exchange, the Effective Date may be changed, if necessary, by agreement upon consultation between Arclands and Arcland SHD.

Article 6. (Resolution of Shareholders Meeting)

Arclands and Arcland SHD respectively seek the approval of this Agreement by the resolution of shareholders meeting prior to the day before the Effective Date.

Article 7. (Cancellation of Treasury Share)

Arcland SHD will cancel all of its treasury shares held as of the time immediately prior to the Record Time (including shares acquired on the basis of demand for purchase of share in connection with the Share Exchange from dissenting shareholders pursuant to Article 785, paragraph 1 of the Companies Act) by a resolution of a meeting of its Board of Directors to be held by the day before the Effective Date.

Article 8. (Management of Company Property)

During the period from the Date of Agreement to the Effective Date, Arclands and Arcland SHD will each conduct business and manage and operate their respective property with the due care of a prudent manager and the matters that would give material impact on the condition of their property, rights and obligations or the Share Exchange Ratio under Article 3 will be determined after mutual discussion and agreement between Arclands and Arclands SHD.

Article 9. (Dividends from Surplus)

1.  Arclands may distribute a dividend from surplus as follows.

(1)   Dividends from Surplus of up to 20 yen per share for the share registered on the Record Date of February 28, 2023.

(2)   Dividends from Surplus of up to 20 yen per share for the share registered on the Record Date of August 31, 2023.

2.  Arclands SHD may distribute a dividend from Surplus of up to 15 yen per share for the share registered on the Record Date of June 30, 2023.

3.  Except as provided in the preceding two paragraphs, Arclands and Arcland SHD may not resolve on the distribution of dividends from surplus which Record Date is later than the Date of Agreement and prior to the day before the Effective Date, nor resolve on the acquisition of treasury shares which acquisition date is prior to the day before the Effective Date (excluding the cases where treasury shares must be purchased in response to the exercise of shareholder rights in accordance with applicable laws and regulations).

Article 10 (Changes to the terms of the Share Exchange and cancellation of the Share Exchange Agreement)

1.  In the events of a material change in the assets or business situation of Arclands or Arcland SHD during the period from the Date of Agreement to the day before the Effective Date, or when a situation which significantly hinders the execution of the Share Exchange will occur or reveal or otherwise the achievement of the purpose of the Share Exchange will be very difficult, Arclands and Arcland SHD will agree to negotiate in good faith, and in the event the parties are unable to reach an agreement through such negotiation, each party may terminate this Agreement by delivering a written notice to the other party by the day immediately prior to the Effective Date. In the event the parties are able to come to an agreement as a result of the negotiations, the parties may change the terms of the Share Exchange or other contents of this Agreement, or to cancel this Agreement.

2.  If Arclands or Arcland SHD cannot reasonably confirm that the Share Exchange is not subject to notification procedures with Form F-4 under the U.S. Securities Act by 30 days prior to the Effective Date, Arclands and Arcland SHD may cancel the Agreement by written notice to the other party by the day before the effective date.

Article 11. (Effectiveness of the Agreement)

This Agreement will cease to be effective in the event when the approval by the resolution of shareholders meeting of either Arclands or Arcland SHD as set forth in Article 6 cannot be obtained, or when approval or permission of competent government agencies, etc. for the Share Exchange as required under applicable laws and regulations cannot be obtained by the day before the Effective Date, or when this Agreement is cancelled pursuant to the preceding Article.

Article 12. (Governing Law and Court of Jurisdiction)

1.  This Agreement shall be governed by and construed pursuant to Japanese law.

2.  Tokyo District Court shall have exclusive jurisdiction of the first instance over any dispute arising out of this Agreement.

Article 13. (Matters of consultation)

Matters required for the Share Exchange and not prescribed in this Agreement shall be discussed and determined by Arclands and Arcland SHD.

(remainder of page intentionally left blank)

IN WITNESS WHEREOF, Arclands and Arclands SHD hereby execute two originals of this Agreement by affixing their signatures and seals hereto and each shall retain one original.

April 14, 2023

Arclands: 445 Kamisugoro, Sanjo-shi, Niigata Prefecture

Arclands Co., Ltd.

Haruhiko Sakamoto, Representative Director and President [Seal]

Arcland SHD: 4-3 Kanda-Surugadai, Chiyoda-ku, Tokyo

14F Shinochanomizu Building

Arcland Service Holdings Co., Ltd.

Moritaka Sakamoto, Representative Director and President [Seal]

3.	Matters related to appropriateness of the exchange consideration

(1)	Matters related to appropriateness of the exchange consideration’s total number or total amount

1.	Details of allocation for the Share Exchange

	Arclands (Wholly owning parent company after the share exchange)	The Company (Wholly owned subsidiary after the share exchange)
Allocation ratio for the Share Exchange	1	1.87
Number of shares delivered as a result of the Share Exchange	Arclands shares: 26,768,217 shares (planned)

(Note 1)	Share allocation ratio

1.87 shares of Arclands are assigned and allocated per share of the Company. However, no allocation of shares will be performed for the Company Shares that Arclands holds as of the Record Time (defined below) in the Share Exchange. Note that the allocation ratio for the above Share Exchange (hereinafter referred to as the “Share Exchange Ratio”) may change after mutual discussion and agreement between the two companies if there is a material change in the terms and conditions that the calculation is based upon.

(Note 2)	Number of shares of Arclands delivered as a result of the Share Exchange

In the Share Exchange, Arclands will deliver to the shareholders of the Company (however, meaning the shareholders after the treasury shares below are cancelled, and excluding Arclands) as of the point in time immediately before Arclands acquires all of the outstanding shares of the Company (excluding the Company shares held by Arclands) through the Share Exchange (hereinafter referred to as the “Record Time”), in exchange for the shares of the Company they hold, the total number of the Company Shares they hold multiplied by 1.87.

The shares to be delivered by Arclands are planned to be allocated from newly issued shares.

Additionally, the Company plans to cancel all of its treasury shares held as of the time immediately prior to the Record Time (including treasury shares acquired by the Company through the purchase of shares in connection with the Share Exchange by dissenting shareholders who have requested the purchase of their shares as set forth in Article 785(1) of the Companies Act) by a resolution of a meeting of Board of Directors to be held by the day before the effective date of the Share Exchange.

Accordingly, the number of shares to be delivered by Arclands can be revised going forward depending on the number of treasury shares to be acquired and retired by the Company.

(Note 3)	Treatment of shares less than one unit

Shareholders of the Company who will be holding less than one unit (less than 100 shares) of Arclands shares as the results of the Share Exchange, maybe able to utilize the following schemes in relate to Arclands share pursuant to the articles of association and Rules on handling of shares. Please note that shares less than one unit cannot be sold in financial instruments exchange markets.

(i)    Scheme for purchasing shares less than one unit (for holding 100 shares)

Pursuant to Article 194, paragraph 1 of the Companies Act and the provision of articles of association of Arclands, this scheme allows the holders of less than one unit share of Arclands stock to purchase the number of shares from Arclands so that the sum of their shares will be one unit.

(ii)    Scheme for selling shares less than one unit (sales of less than one unit share)

Pursuant to Article 192, paragraph 1 of the Companies Act, this scheme allows the holders of less than one unit share of Arclands stock to request Arclands to purchase the less than one unit share from the shareholder number of shares from Arclands so that the sum of their shares will be one unit.

(Note 4)	Treatment of fraction less than one share

Pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are shareholders of the Company who receive a fraction of less than one share of Arclands stock as a result of the Share Exchange, Arclands will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

2.	Basis, etc., for the details of the allocation for the Share Exchange

(I) Basis and reasons for the details of the allocation

In order to ensure fairness and appropriateness in determining the Share Exchange Ratio, Arclands and the Company each separately selected a third-party valuation agency and legal advisor independent of both companies: Arclands selected J-TAP Advisory K.K. (hereinafter referred to as “J-TAP”) and the Company selected Daiwa Securities Co. Ltd. (hereinafter referred to as “Daiwa Securities”) as their respective third-party valuation agencies, and Arclands selected Mori Hamada & Matsumoto and the Company selected TMI Associates as their respective legal advisors, and they commenced a full-scale review.

As described in (3) “Measures to ensure fairness (including measures to avoid conflicts of interest)” below, Arclands performed a careful review based on the content of the share exchange ratio calculation report obtained on April 13, 2023 from J-TAP, Arclands’ third-party valuation agency, advice from its legal advisor, Mori Hamada & Matsumoto, and the results of due diligence conducted by Arclands on the Company, and as a result, Arclands determined that the Share Exchange is appropriate and will benefit the interests of its shareholders, so it decided it will be appropriate to perform the Share Exchange at the Share Exchange Ratio.

At the same time, as described in (3) “Measures to ensure fairness (including measures to avoid conflicts of interest)” below, the Company performed a careful review based on the content of the share exchange ratio calculation report obtained on April 13, 2023 from Daiwa Securities, the Company’s third-party valuation agency, advice from its legal advisor, TMI Associates, the results of due diligence conducted by the Company on Arclands, and the instructions, advice, report received on April 14, 2023 from the Special Committee consisting solely of independent members who have no interest in Arclands, the controlling shareholder. As a result, the Company has determined that the Share Exchange Ratio is appropriate, and that it will benefit the interests of all of its shareholders, so it has decided it will be appropriate to perform the Share Exchange at the Share Exchange Ratio.

As described above, Arclands and the Company have carefully considered the results of the share exchange ratio calculations submitted by their respective third-party valuation agencies, taking into account the results of due diligence conducted by each company on their counterpart, and they held negotiations and discussions and after comprehensively taking into account factors such as both companies’ financial conditions, asset conditions and future prospects. As a result, Arclands and the Company have determined that the Share Exchange is appropriate and will benefit the interests of their respective shareholders, so we have decided that it will be appropriate to perform the Share Exchange at the Share Exchange Ratio.

Note that the Share Exchange Ratio may change in accordance with the Share Exchange Agreement after mutual discussion and agreement between the two companies if there is a material change in the terms and conditions that are the basis for the calculation.

(II) Matters regarding the valuation

1.	Name of the valuation agencies and relationship with the listed company and the counterparty

J-TAP, Arclands’ third-party valuation agency, and Daiwa Securities, the Company’s valuation agency, are both independent of Arclands and the Company, are not related parties of either Arclands or the Company, and have no material interest to be noted in relation to the Share Exchange.

2.	Overview of calculation

J-TAP performed its calculation using market share price analysis (with April 13, 2023 as the reference date for calculation, the analysis is based on the average closing price on the Tokyo Stock Exchange Prime Market for the most recent one month from March 14, 2023 to the reference date for calculation, the average closing price for the most recent three months from January 16, 2023 to the reference date for calculation, and the average closing price for the most recent six months from October 14, 2022 to the reference date for calculation) because Arclands and the Company are listed on the Tokyo Stock Exchange Prime Market and market prices exist for both companies, together with the discount cash flow method (hereafter referred to as the “DCF Method”) to reflect evaluations of the conditions for both companies’ future business activities.

The future financial forecasts for Arclands and the Company used as the basis for J-TAP’s calculations using the DCF method did not include any financial years for which major increases or decreases to profits were expected. These financial projections do not assume that the Share Exchange will be implemented.

The calculated range for the Company Shares per Arclands Share based on each valuation method is as follows.

Used methods	Calculated share exchange ratio range
Market share price method	1.41~1.49
DCF method	0.62~2.27

(Note)

In calculating the Share Exchange Ratio, J-TAP has, in principle, used information received from Arclands and the Company and information that is publicly available, etc. as-is, and has assumed that all such materials and information, etc. are accurate and complete, and has not independently verified the accuracy and completeness of such information. In addition, J-TAP has not conducted an independent evaluation or assessment of the assets or liabilities of Arclands and the Company or their affiliates (including off-balance-sheet assets and liabilities, as well as other contingent liabilities), nor has it requested any third-party institution to appraise or assess such assets or liabilities. J-TAP has relied on this information without independently verification the accuracy, appropriateness, or feasibility of the business plans of both companies. J-TAP’s calculations reflect the above information through April 13, 2023.

On the other hand, since Arclands and the Company are listed on the financial instruments exchange and market share prices exist, Daiwa Securities calculated the value of both companies using the market share price, and it performed a calculation using the DCF method to reflect the status of future business activities.

The calculation results for each method are as follows. The calculated ranges for the Share Exchange Ratio below state the ranges calculated by each calculation method when the share value per Arclands Share is 1.

Used methods	Calculated share exchange ratio range
Market share price method	1.41~1.49
DCF method	1.27~1.95

For the market price method, April 13, 2023 was used as the reference date for calculation, and the closing price on the reference date and the average closing prices for the one-month (March 14, 2023 to April 13, 2023), three-month (January 16, 2023 to April 13, 2023), and six-month (October 14, 2022 to April 13, 2023) periods prior to the reference date were used.

The DCF method utilized the expected future cash flow based on the financial forecasts prepared by Arclands for the period between February 2023 and February 2026 discounted using a fixed discount rate. A discount rate of 4.98%~5.29% was utilized. To calculate the going concern value, the constant-growth rate model was used and a terminal value of 0.25%~0.25% was utilized. The DCF method utilized the expected future cash flow based on the financial forecasts prepared by the Company for the period between December 2023 and December 2025, discounted using a fixed discount rate. A discount rate of 5.50%~5.81% was utilized. To calculate the going concern value, the constant-growth rate model was used and a terminal value of 0.50%~1.00% was utilized. With respect to the financial projections that Daiwa Securities utilized in connection with the DCF method, there were no fiscal years in which significant increases or decreases in profits were projected.

In calculating the Share Exchange Ratio, Daiwa Securities has used materials and information received from Arclands and the Company and information that is publicly available and has assumed that all materials and information subject to analysis and review are accurate and complete, and has not independently verified the accuracy and completeness of these materials information or borne any duty to do so. In addition, Daiwa Securities has not conducted an independent evaluation, appraisal, or assessment of the assets or liabilities of Arclands and the Company or their affiliates (including contingent liabilities), nor has it requested any third-party agency to evaluate, appraise, or assess such assets or liabilities. Daiwa Securities assumed that the respective business plans, financial forecasts and other future information provided by Arclands and the Company were prepared reasonably by the respective managements of both companies based on the best forecasts and judgments currently available. Daiwa Securities has relied on this information without independently verification the accuracy, appropriateness, or feasibility of the business plans of both companies. Daiwa Securities’ calculation of the Share Exchange Ratio is based on financial, economic, market, and other conditions as of April 13, 2023 These financial projections do not assume that the Share Exchange will be implemented.

(2)	Purposes for selecting the relevant class of asset as the exchange’s consideration

The Company and Arclands selected Arclands’ common shares as the Share Exchange’s exchange consideration.

Although a scheme to make the Company a wholly owned subsidiary using a tender offer with cash as consideration would also be possible, Arclands and the Company determined that choosing a share exchange scheme is desirable because they expected that delivering common shares of Arclands Shares to the Company’s shareholders as consideration for the Share Exchange will provide these shareholders with opportunities to enjoy, through holding shares of Arclands Shares, the effects expected to be produced by the various measures planned to be implemented after the Share Exchange after the interests of Arclands and the Company are aligned and business development and revenue increases to the Arclands Group as a whole, including the Company Group, that will result from achievement of these effects, and resulting increases in the share price and dividends for Arclands Shares, as well as that the high liquidity of Arclands Shares will allow the Company shareholders to cash in these shares at any time by trading on the market.

As a result of the Share Exchange, the Company will become a wholly owned subsidiary of Arclands on the effective date of the Share Exchange (September 1, 2023), and the Company shares will be delisted as of August 30, 2023 (the final trading date will be August 29, 2023). After the delisting, the Company Shares will no longer be able to be traded on the Tokyo Stock Exchange Prime Market.

Even after the delisting of the Company Shares, the Arclands shares to be allocated to the Company shareholders through the Share Exchange will be listed on the Tokyo Stock Exchange Prime Market and can be traded on the financial instruments exchange market after the effective date of the Share Exchange. For this reason, we believe that the Share Exchange will continue to provide liquidity of shares to the Company shareholders who hold 54 or more the Company Shares on the Record Time and receive an allocation of 100 or more Arclands Shares, which is the number of Arclands shares per unit, through the Share Exchange.

On the other hand, the Company shareholders who hold less than 54 the Company shares as of the Record Time will be allocated fewer than 100 Arclands Shares, which is the number of Arclands shares per unit. Such shares of less than one unit cannot be sold on financial instruments exchange markets, but shareholders who would hold such shares of less than one unit may request that Arclands purchase the shares of less than one unit they hold. Alternatively, they may purchase an additional number of shares from Arclands that will constitute one unit when combined with the number of shares of less than one unit they hold. For details, please refer to 3. (1) 1. “Details of allocation for the Share Exchange” (Note 3) “Handling of shares of less than one unit” above. The Company shareholders will be able to trade their the Company shares on the Tokyo Stock Exchange Prime Market until August 29, 2023 (scheduled), the final trading date, as in the past, and exercise their legal rights as stipulated in the Companies Act and other related laws and regulations until the Record Time.

(3)	Measures to ensure fairness (including measures to avoid conflicts of interest)

Arclands and the Company hold 17,520,000 shares (including 160,000 shares of the Company that Arclands has loaned to a third party as of April 14, 2023) of the Company Shares (55.03% (rounded to the third decimal place; the same applies hereinafter in calculations of the shareholding ratio) of the total number of outstanding shares as of March 31, 2023 (33,096,000 shares) less the number of shares of the Company treasury stock (1,261,445 shares) (31,834,555 shares)) and the Company constitutes Arclands’ consolidated subsidiary, so in the event of the Share Exchange, we have determined that it is necessary to avoid conflicts of interest and ensure fairness, and we have taken the following measures to ensure fairness (including measures to avoid conflicts of interest).

1.	Acquisition of a stock valuation report from an independent third-party valuation agency

In order to ensure fairness in the calculation of the Share Exchange Ratio used in the Share Exchange, Arclands selected J-TAP, a third-party valuation agency independent of Arclands and the Company, and obtained a valuation report on the Share Exchange Ratio as of April 13, 2023, and the Company selected Daiwa Securities, a third-party valuation agency independent of Arclands and the Company, and obtained a valuation report on the share exchange ratio as of April 13, 2023. For an outline of the valuation report, see (1) 2. (II) “Matters Relating the Valuation” above. The two companies have not obtained written opinions (fairness opinion) from the third-party appraisers to the effect that the share exchange ratio for the Share Exchange is fair to the shareholders of Arclands or the Company from a financial perspective.

2.	Advice from an independent law firm

Arclands has appointed Mori Hamada & Matsumoto as its legal advisor for the Share Exchange and has obtained advice on the procedures for the Share Exchange and the methods and processes, etc. for decision-making by the Board of Directors from a legal perspective. Mori Hamada & Matsumoto has no material interest in Arclands or the Company.

On the other hand, the Company has appointed TMI Associates as its legal advisor for the Share Exchange and has obtained advice on the procedures for the Share Exchange and the methods and processes, etc. for decision-making by the Board of Directors from a legal perspective. TMI Associates has no material interest in Arclands or the Company.

3.	Acquisition of a report from a special committee that has no interest in the Company

In response to the Company receiving the proposal from Arclands, its parent company and controlling shareholder, and upon commencing a detailed review of the Transaction, prior to deliberating and resolving on the merits of the Transaction at the Company’s Board of Directors, the Company has ensured that the Company’s decisions regarding the Transaction are made with due care, eliminated the possibility of arbitrariness and conflicts of interest in the decision-making process of the Board of Directors of the Company, and ensured the fairness of the process, and additionally, in order to obtain an opinion as to whether the decision by the Board of Directors of the Company to enter into the Transaction (if a tender offer is made as part of the content of the Transaction, including the Company expressing a specific opinion on such tender offer) is disadvantageous to the minority shareholders of the Company, the Company established a Special Committee on January 10, 2023 consisting of three members: Yasuyuki Yagi and Koichi Hanafusa, outside directors (members of the Audit Committee) of the Company who have no interest in Arclands, the controlling shareholder, and who have been reported to the Tokyo Stock Exchange as independent directors, and Fumiaki Iwasaki, an independent outside expert with no interest in Arclands or the Company (an attorney and partner at Torikai Sogo Law Office). the Company consulted with the Special Committee on: (i) matters relating to the reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to the enhancement of the Company’s corporate value), (ii) Matters concerning the appropriateness of the terms and conditions of the Transaction (including the appropriateness of the method of conducting the Transaction and the type of consideration), (iii) matters relating to the fairness of the procedures for the Transaction (including consideration of what measures to ensure fairness should be taken and to what extent), and (iv) the Transaction (if a tender offer is implemented in the Transaction, the details of the opinion expressed with respect to such tender offer) not being disadvantageous to minority shareholders based on the above (hereinafter referred to as the “Matters for Consultation”). In addition, in consulting on the Matters for Consultation, the Company has granted authority including: (a) authority to conduct an investigation of the Transaction (including asking questions and obtaining explanations from the Company’s officers or employees involved in the Transaction or the Company’s advisors for the Transaction on matters necessary for the consideration of the Matters for Consultation), (b) authority to request the Company to communicate to the other party the Special Committee’s proposals or other opinions or questions or to set up an opportunity for the Special Committee itself to consult with the other party (including its officers and employees involved in the Transaction and its advisors for the Transaction), (c) authority to refuse to approve the advisors appointed by the Company if it determines that there is a problem with the independence of the advisors appointed by the Company, in which case the Company shall respect the wishes of the Special Committee to the maximum extent possible, and (d) authority to appoint the Special Committee’s own advisors at the Company’s expense, if deemed particularly necessary.

The Special Committee carefully reviewed the Matters for Consultation by meeting a total of 13 times from February 2, 2023 to April 13, 2023, and additionally exchanged opinions and gathered information via emails and held discussions from time to time. Specifically, the Special Committee reviewed and confirmed the independency and expertise of Daiwa Securities Co. Ltd. and TMI Associates which been respectively appointed by the Company as financial advisor / third-party valuation agency and as legal advisor and approved their appointments. Then, the Special Committee sent a questionnaire regarding the purpose of the Transaction, and etc., to Arclands and Arclands explained to the Special Committee regarding the purpose of the Transaction, the background and historical negotiation leading to the Transaction, the reason for selecting the method of Share Exchange, future management policy and treatment of employees after the Transaction, and the treatment of Shareholders benefit plan and a question-and-answer session was held. Additionally, TMI Associates, the legal advisor for the Company advised the Special Committee about the measures to ensure the fairness of the operations of this Special Committee and other procedures for this Transaction as well as the measures to avoid conflicts of interests and explained the results of legal due diligence on Arclands, and a question-and-answer session was held. Further, STREAM Co., Ltd. / STREAM Tax Co. who had conducted the financial and tax due diligence on Arclands based on the request from the Company explained to the Special Committee about the results of such due diligence and a question-and-answer session was held. In addition, Daiwa Securities, which is the financial advisor and third-party valuation agency for the Company explained to the Special Committee regarding the method and results of calculation for the consideration at Transaction (the Share Exchange Ratio, etc.) and a question-and-answer session was held and validated the appropriateness. Further, following the receipt of advice from Daiwa Securities and TMI Associates, the Special Committee was substantially involved in the negotiation with Arclands by setting the negotiation policy for the consideration of the Transaction (the Share Exchange Ratio, etc.), and by receiving reporting and directions regarding the developments of the negotiation as appropriate.

Under such circumstances, the Special Committee has carefully discussed and reviewed the Matters for Consultation and submitted a report to the Board of Directors of the Company on April 14, 2023 concerning the Share Exchange that (A) the purpose of the Transaction is acknowledged as reasonable, (B) the terms and conditions of the Transaction are appropriate, (C) reasonable measures necessary to guarantee fairness of the Transaction are implemented and the Transaction’s methods are fair, and (D) the Transaction is not disadvantageous to minority shareholders of the Company.

4.	Approval of all directors of the Company

All directors of the Company attended the meeting of the Board of Directors of the Company held on April 14, 2023, and the resolution to approve the Share Exchange was unanimously approved by the attending directors. Although Katsuji Sakamoto, the Representative Director and Chairman of Arclands, and Moritaka Sakamoto, the Representative Director and President of the Company, are father and son, Moritaka Sakamoto is neither a director nor employee of Arclands and has not been employed at Arclands, and as a director of the Company, has a duty of care and loyalty only to the Company, and it is desirable that he engage and negotiate in respect of this Transaction at the Company, we believe there are no issues with his involvement in the Transaction and negotiations related thereto.

(4)	Matters related to appropriateness of capital and reserve of Arclands that will be the wholly owning company after share exchange

The amounts of capital and reserve of Arclands that will increase by the Share Exchange will be the amounts that Arclands will separately determine according to Article 39 of the Rules for Corporate Computation. Such treatment will be determined within the scope of laws and regulations based on general consideration / review of Arclands’ financial conditions, capital policies and other situations, and we consider this appropriate.

4.	Matters to refer to regarding the exchange consideration

(1)	Provisions in Arclands’ Articles of Incorporation

Arclands’ Articles of Incorporation are not listed on the document for shareholders who request document issuance (document describing items for electronic provision), based on the provisions of laws and regulations, and the Company’s Articles of Incorporation Article 15; however, the Articles of Incorporation are posted on the Company’s website (https://www.arclandservice.co.jp/ir/news/).

(2)	Matters related to the conversion method of the exchange consideration

1.	Market to transact the exchange consideration

Arclands Shares are traded on the Prime Market of the Tokyo Stock Exchange.

2.	The person who provides an intermediary, brokerage, or agency service for the transaction of the exchange consideration

Stock trading firms, etc., across the country provide intermediary, brokerage, etc., of Arclands Shares.

3.	Details of limitations on the exchange consideration’s transfer and other disposal.

There is no applicable information.

(3)	Matters concerning prices if the exchange consideration has market value

Simple averages of the closing prices of Arclands Shares on the Tokyo Stock Exchange in the periods of one month, 3 months, 6 months prior to the business date (April 13, 2023) proceeding the publication date of the Share Exchange (April 14, 2023) are, 1,504 yen, 1,468 yen, 1,495 yen respectively.

Additionally, Arclands Shares’ latest market price, etc., can be confirmed on website, etc., of Tokyo Stock Exchange, Inc. Ltd. (https://www.jpx.co.jp/).

(4)	Details of Arclands’ balance sheets related to each fiscal year whose last date occurred in the past 5 years

Arclands submitted financial reports pursuant to Article 23 (1) of the Financial Instruments and Exchange Act for all these fiscal years, so listing here is omitted.

5.	Matters related to appropriateness of New Share Reservation Rights in association with the Share Exchange

The first Bonds with New Share Reservation Rights issued by the Company are all executed as of today, and the Company has not issued New Share Reservation Rights and Bonds with New Share Reservation Rights other than the first Bonds with New Share Reservation Rights, so there is no applicable information.

6.	Matters related to calculation documents, etc.

(1)	Details of calculation documents, etc., related to Arclands’ final fiscal year

Details of calculation documents, etc., related to Arclands’ final fiscal year (from March 1, 2022 to February 28, 2023) are not listed on the document for shareholders who request document issuance (document describing items for electronic provision), based on the provisions of laws and regulations and the Company’s Articles of Incorporation Article 15; however, such details are posted on the Company’s website (https://www.arclandservice.co.jp/ir/news/).

(2)

Details of events that give significant effects on the corporate assets’ situations such as important assets’ disposal, important undertaking of debts and others that occurred after the last day of Arclands’ final fiscal year.

Arclands resolved in the meeting of Board of Directors held on April 14, 2023 to execute refinancing of the total amount of the current syndicated loans, through syndicated loan arrangements having Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd., as arrangers, and executed an agreement dated March 10, 2023.

The main details are as follows.

	Tranche A	Tranche B
Contract date	March 10, 2023
Arrangement amounts	48,250 million yen	10,000 million yen
Performance dates	March 15, 2023	September 29, 2023
Final repayment deadline	June 16, 2031
Participant financial institutions	Multiple financial institutions including Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd.
Security	Unsecured

Restrictive financial covenant clauses

In the syndicated loan agreement after refinancing, there are restrictive financial covenant clauses, and if any of the clauses below are violated, the benefit of time with respect to all the debts under the agreement may be forfeited.

(I)

To maintain the total amounts of net assets included in the consolidated balance sheet as of the last day of the fiscal year ending in February 2023 and each fiscal year’s last day thereafter, as well as that of the last day of the second fiscal quarter ending in August 2023 and each second fiscal quarter’s last day thereafter, not less than the total amount of net assets included in the consolidated balance sheet as of the last day of the fiscal year ending in February 2022; and not less than 80% of the total amounts of net assets included in the consolidated balance sheet as of the last day of the most recent fiscal year, as well as that of the last day of the most recent second fiscal quarter.

(II)

No loss shall be recorded as operating profit or loss as stated in the non-consolidated and consolidated statements of income of the borrower as of the last day of fiscal year ending in February, 2023 and as of the last day of each fiscal year thereafter, as well as on the last day of second fiscal quarter ending in August, 2023 and as of the last day of each second fiscal quarter thereafter.

(III)	The net leverage ratio (a)(ø) as of the last day of fiscal year ending in February, 2024 and the last day of each consolidated fiscal year thereafter must not exceed the following values:

FY2024/Feb : α≤6.5 FY2025/Feb : α≤6.2
FY2026/Feb : α≤5.9 FY2027/Feb : α≤5.6
FY2028/Feb : α≤5.3 FY2029/Feb : α≤5.0
FY2030/Feb : α≤4.7 FY2031/Feb : α≤4.4

(ø) Net leverage ratio

= (Total interest-bearing debt - Total cash and deposits) / Total EBITDA

(3)

Details of events that give significant effects on the corporate assets’ situations such as important assets’ disposal, important undertaking of debts and others that occurred after the last day of Arclands’ final fiscal year.

There is no applicable information.

Second proposed resolution – Matter concerning changes in the parts of the Articles of Incorporation

1.	Purpose of the changes

In the first proposed resolution, if the matter concerning the Share Exchange Agreement between the Company and Arclands is approved as originally proposed and when the Share Exchange becomes effective, the Company will become Arclands’ wholly owned subsidiary, and thereafter, the record date system of the general meeting of shareholders will become unnecessary. Therefore, partial changes in the Articles of Incorporation will be made, by deleting the clause of the Company’s Articles of Incorporation’s Article 13 (Record Date), and by making other necessary changes in clause numbers.

2.	Details of the changes

Details of the changes are as follows. The changes in the Articles of Incorporation related to this proposed resolution will become effective on September 1, 2023 under the condition that the first proposed resolution is approved as originally proposed in this general meeting of shareholders, the Share Exchange Agreement is not cancelled, and no event has occurred to make the Share Exchange Agreement’s effectiveness lost.

(Changes are indicated with underlines)

Current Articles of Incorporation	Proposed changes

Article 1 to Article 12 (omitted)

Article 13 (Record date)

The Company shall make the shareholders with voting rights who are listed or recorded on the final shareholder register on December 31 every year the shareholders who are eligible to exercise the rights in the general meeting of shareholders of the fiscal year.

Article 1 to Article 12 (no change) (delete)
Article 14 to Article 37 (omitted)	Article 13 to Article 36 (no change)

End